FILED BY FLUSHING FINANCIAL CORP. PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED SUBJECT COMPANY: EMPIRE BANCORP, INC. FILER’S COMMISSION FILE NUMBER: 001-33013

Talking Points for Empire National Bank

Flushing Financial Corporation, the parent company of Flushing Bank, entered into a merger agreement with Empire Bancorp, Inc., the parent company of Empire National Bank. In connection with the transaction, Empire National Bank will merge with and into Flushing Bank, with Flushing Bank as the surviving bank.

∎   Flushing Financial Corporation (NASDAQ: FFIC) has $6.9 billion in assets, as of June 30, 2019.

∎   Flushing Bank is a local commercial bank with 19 branches in Queens, Brooklyn, Manhattan, and Nassau County.

∎   The transaction is subject to customary closing conditions, including receipt of required regulatory approvals and the approval of Empire Bancorp’s shareholders.

∎   The conversion is targeted for third quarter.

∎   There are synergies between our two organizations, both culturally and operationally, that we can leverage to build a stronger, more competitive organization. Our customers’ experience will be enhanced as they will enjoy:

∎   A broader, more diverse product set

∎   More branch locations

∎   Enhanced digital capabilities

●   Our combined bank will have a stronger capital position and be well poised to meet the economic challenges of today’s market.

Important Note

We will continue to operate as two institutions until the closing of the transaction (Legal Day 1). (The closing is targeted for second quarter 2020.)

All employees must remain focused on their areas of responsibility to ensure a smooth transition for our customers and employees.

In connection with the proposed merger, Flushing Financial will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a Proxy Statement of Empire Bancorp and a Prospectus of Flushing Financial, as well as other relevant documents concerning the proposed transaction. Employees may read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Empire Bancorp and Flushing Financial at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Flushing’s or Empire’s websites at www.flushingbank.com or www.empirenb.com under the respective tab “Investor Relations.”

Confidential. Not for Distribution.

Empire Bancorp and Flushing Financial and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Empire Bancorp in connection with the proposed merger. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. You may obtain free copies of this document as described in the preceding paragraph.

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Confidential. Not for Distribution.